

Mail Stop 3030

November 17, 2017

Via E-mail
Benedict Broennimann, M.D.
Co-Chief Executive Officer
Hancock Jaffe Laboratories, Inc.
70 Doppler
Irvine, California 92618

> **Re: Hancock Jaffe Laboratories, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed November 6, 2017**
> **File No. 333-220372**

Dear Dr. Broennimann:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 4, 2017 letter.

Dilution, page 52

1.   Please show us how historical net book value (deficit) per share as of September 30, 2017 and the pro forma increase from conversion of preferred stock were determined. In that regard, given the amounts of stockholders' deficit and intangible assets reported on your balance sheet as of September 30, 2017, it is not clear how historical deficit per share is not greater than $(.80).

Description of Capital Stock, page 105

2.   Please provide the disclosure required by Regulation S-K Item 201(b)(1).

Recent Sales of Unregistered Securities, page II-2

3.   Please provide the Regulation S-K Item 701 disclosure for the convertible promissory notes and warrants disclosed on page 56.

        You may contact Jeanne Bennett at (202) 551-3606 or Gary Todd, Senior Accountant, at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or Tim Buchmiller, Senior Attorney, at (202) 551-3635 with any other questions.

                                        Sincerely,

                                        /s/ Tim Buchmiller for

                                        Amanda Ravitz
                                        Assistant Director
                                        Office of Electronics and Machinery

cc: Michael A. Hedge, Esq.
        K&L Gates LLP